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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 51822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING   12/31/2020

                                                   MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

       PCS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

       19020 88th Ave. W
(No. and Street)

Edmonds	**Washington**	**98026**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

       Scott Daniels   **212-751-4422**

                                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

       WithumSmith&Brown, PC

1411 Broadway	**NewYork**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **Scott Daniels** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **PCS Securities, Inc.** _____ , as of _____ **December 31, 2020** _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

FINOP
Title



_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/_2022_

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2020

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
PCS Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 18, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

PCS SECURITIES, INC.

CONTENTS

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash and cash equivalents	$	1,050,797
Other assets		17,056
Total assets	$	1,067,853
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued payables on research costs	$	307,848
Accrued expenses		58,893
Due to affiliate		3,788
Total liabilities		370,529
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized and 100 issued and outstanding		1
Additional paid-in capital		697,323
Total stockholder's equity		697,324
	$	1,067,853

See accompanying notes to financial statements.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business

PCS Securities, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a broker-dealer facilitating independent research products to institutional investors under various arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company's affiliate, Institutional Research Services, Inc. ("IRS"), sells third-party research to institutional money managers on a hard-dollar basis. The money managers remit payment for these services to the Company. The Company performs services, including payment to the research producers for their research and retains a research processing fee for these services. The Company has one office located in Seattle, Washington.

The Company does not carry accounts for customers nor perform custodial functions related to securities. The Company clears its securities on a fully-disclosed basis through its clearing broker, Merrill Lynch. The clearing agreement was terminated on May 17, 2019. The Company is currently reviewing options for a new clearing firm.

The Company conducts its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions. It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and may only be used to obtain third-party research services through the Company.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition was approved by management and are available for issuance on February 18, 2021. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Other Receivables

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening retained earnings upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

Revenue Recognition

The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Our principal sources of revenue are derived from two segments: research processing fees and commissions. The following is a description of principal activities, separated by revenue stream, from which the Company generates its revenue.

Research Processing Fees

The Company earns research processing fees whereby it is compensated for facilitating the billing, collections, and remitting of payments associated with research distribution activities. The Company has determined that revenue is recognized at a point in time with the completion of a transaction based on payment to research authors. The Company recognizes revenue upon remitting payment to research authors for the research provided to the customers as that is when the performance obligation is completed. The payment to the research authors cannot be processed until after funds from the customers are received. Research processing fees are presented net as the Company is acting in the capacity of agent for these transactions.

Disaggregation of Revenue

Disaggregation can be found on the statement of operations for the year ended December 31, 2020 by type of revenue stream.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

---

2. Summary of significant accounting policies (continued)

Contract Assets and Liabilities

The Company had receivables from customers on January 1, 2020 and December 31, 2020 in the amounts of $134,558 and $0, respectively.

All receivables were collected upon during the year. The Company had no material contract assets or liabilities as of January 1, 2020 or December 31, 2020. All receivables were collected upon during the year. The Company had no contract assets or liabilities as of January 1,2020 or December 31, 2020.

Research Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales for the period ending December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The stockholder of the Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholders for inclusion in their personal income tax return. The state of Washington does not impose an income tax. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determines will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has no open years prior to 2016 relating to its tax filings.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and is effective for the Company as of January 1, 2019. At December 31, 2020, management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Cares Act

During May 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of approximately $21,000 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

2. Summary of significant accounting policies (continued)

conditions that was stipulated under the PPP. The PPP Loan was administered by First Republic Bank and bore interest at a rate of 1.0% per annum.

In accounting for the terms of the PPP Loan, the Company is guided by *ASC* 470 *Debt,* and *ASC* 450-30 *Gain Contingency*. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. In November 2020, the Company received notification from First Republic Bank that the bank and the Small Business Administration had completed their review and that all principal and interest of approximately $21,000 under the loan is forgiven in full and is included in other income on the statement of operations for the year ended December 31, 2020.

3. Net capital requirement

The Company is a member of FINRA and subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $680,000, which was approximately $655,000 in excess of its minimum requirement of approximately $25,000.

4. Related party transactions

The Company incurred research fees of approximately $47,843 to companies owned wholly or in part by the Company's shareholder.

The Company entered into an administrative services agreement in April 2009 with IRS. The Company provides processing services related to the sale of independent research products and the payment of vendors associated with the sale. The Company receives fees for providing these services. As of December 31, 2020, the Company had payments in advance under this administrative service agreement with the affiliate in the amount of $0.

The Company at December 31, 2020 owed approximately $4,000 and had a receivable of approximately $0 with an affiliate all within the ordinary course of business.

During the year ended December 31, 2020, the Company received 100% of its revenue from IRS. As of December 31, 2020, approximately $0 is due from IRS.

5. Concentrations

The Company maintains all of its cash and cash equivalents at one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from these counterparties. At December 31, 2020 cash and cash equivalents totaled approximately $1,051,000.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company derives most of its revenue from customers located within the United States. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on the reputation of the customer within the industry, historical trends and other information.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

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6. **Subsequent Events**

On January 1, 2021 PCS Securities, Inc. ("PCS") and PCS Research Group LLC ("PRG") entered into an agreement whereby PCS will provide administrative services to facilitate the receipt and payment of funds to authors and PRG related to PRG's business of representing authors of research reports to institutional investors and other research users.